For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Announces Early Warning Report

June 30, 2014, Vancouver, Canada – Pacific North West Capital Corp. (TSXV: PFN; OTCQB: PAWEF; Frankfurt: P7J) (the “Company”) announces it has acquired 2,000,000 common shares El Nino Ventures Inc. (“ELN”) at a price of $0.07 per unit, pursuant to a shares for debt transaction.

Prior to this acquisition, the Company held 2,852,925 common shares and 1,243,020 warrants of ELN, representing approximately 12.30% of ELN’s issued and outstanding shares on a post-conversion beneficial ownership basis, prior to the closing of the shares for debt.  As a result of the Company’s acquisition pursuant to the shares for debt, the Company now holds 4,852,925 common shares and 1,143,020 warrants of ELN, representing approximately 16.08% of ELN’s current issued and outstanding shares of the Company on a post-conversion beneficial ownership basis.  These shares of ELN are held directly by the Company.

Harry Barr, Chairman and Chief Executive Officer and a director of ELN directly and indirectly holds 5,372,958 common shares, warrants and stock options of ELN.  In addition, Mr. Barr is also Chairman, CEO and a director of the Company.  While Mr. Barr does not have sole control over the common shares held by the Company, he participates with both management and directors in the decision making with respect to the Company, thus Mr. Barr is deemed to have a control position over a total of 11,468,903 shares, warrants and options representing 29.18% of the issued and outstanding shares of the Company on a post-conversion beneficial ownership basis.

This news release is issued pursuant to Multilateral Instrument 62-104, which also requires a report to be filed with the British Columbia, Alberta and Ontario Securities Commissions containing information with respect to the foregoing matters.

Pacific North West Capital Corp. is an International Metals Group Company. (www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements. This release contains forward-looking statements that involve risks and uncertainties.  These statements may differ materially from actual future events or results and are based on current expectations or beliefs.  For this purpose, statements of historical fact may be deemed to be forward-looking statements.  In addition, forward-looking statements include statements in which the Company uses words such as “continue”, “efforts”, “expect”, “believe”, “anticipate”, “confident”, “intend”, “strategy”, “plan”, “will”, “estimate”, “project”, “goal”, “target”, “prospects”, “optimistic” or similar expressions.  These statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the Company’s ability and continuation of efforts to timely and completely make available adequate current public information, additional or different regulatory and legal requirements and restrictions that may be imposed, and other factors as may be discussed in the documents filed by the Company on SEDAR (www.sedar.com), including the most recent reports that identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.  The Company does not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Investors should not place undue reliance on forward-looking statements.

News Release